Exhibit 99.1

ECARX Announces New Board Committee Member

London, March 30, 2023 — ECARX Holdings, Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced that Mr. Jun Hong Heng, an independent director of the Company, has been appointed as a member of the audit committee, the compensation committee, and the nominating and corporate governance committee of the board of directors of the Company effective March 30, 2023. Following these appointments, each of the audit committee, the compensation committee, and the nominating and corporate governance committee of the board of directors of the Company will be composed of Ms. Grace Hui Tang, Mr. Jim Zhang (Zhang Xingsheng), and Mr. Jun Hong Heng.

About ECARX

ECARX (Nasdaq: ECX) is a global mobility-tech provider partnering with OEMs to reshape the automotive landscape as the industry transitions to an all-electric future. As OEMs develop new vehicle platforms from the ground up, ECARX is developing a full-stack solution – central computer, System-on-a-Chip (SoCs) and software to help continuously improve the in-car user experience. The company’s products have been integrated into more than 3.7 million cars worldwide, and it continues to shape the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility.

ECARX was founded in 2017 and has grown to almost 2,000 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group – one of the largest automotive groups in the world, with ownership interests in international brand OEMs including Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of ECARX, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the registration statement on Form F-4 filed by ECARX with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ECARX undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Contacts:

Adam Kay, +44 (0)7796 954086, ir@ecarxgroup.com

Media Contacts:

ECARX-Media@teneo.com

SOURCE ECARX Holdings, Inc.